Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

CONNECTED TRANSACTION

DISPOSAL OF LAND IN RELATION TO LAND RESUMPTION

THE LAND RESUMPTION AGREEMENTS

On 28 September 2022 (after trading hours), the Company had entered into the following agreements in relation to the resumption of the Land:

(1)   The Company and Nanwan Street entered into the First Land Resumption Agreement, pursuant to which the Shenzhen Longgang District Urban Renewal and Land Consolidation Bureau and the Shenzhen Municipal Planning and Natural Resources Bureau Longgang Administration will resume Land A according to the evaluation results and then allocate Land A to GRGC. Accordingly, Nanwan Street shall pay the Company a land compensation fee of RMB67,793,444;

(2)   The Company and Pinghu Street entered into the Second Land Resumption Agreement, pursuant to which the Shenzhen Longgang District Urban Renewal and Land Consolidation Bureau and the Shenzhen Municipal Planning and Natural Resources Bureau Longgang Administration will resume Land B according to the evaluation results and then allocate Land B to GRGC. Accordingly, Pinghu Street shall pay compensation of RMB29,157,170 to the Company; and

(3)   The Company and Pinghu Street entered into the Housing Relocation Compensation and Resettlement Agreement to compensate and pay relocation subsidies for the above-ground buildings (structures) and ground attachments on Land B. Accordingly, Pinghu Street shall pay compensation and relocation subsidies in total of RMB1,143,530 to the Company.

LISTING RULES IMPLICATION

As at the date of this announcement, GRGC owns an aggregate of 37.12% of the issued share capital of the Company and is the largest Shareholder of the Company. GRGC is a connected person of the Company under the Listing Rules. As the transactions contemplated under the Land Resumption Agreements are for the benefit of GRGC, the transactions constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

As the transactions contemplated under the Land Resumption Agreements are of a similar nature or otherwise related, the First Land Resumption Agreement, the Second Land Resumption Agreement and the Housing Relocation Compensation and Resettlement Agreement will be aggregated as a series of transactions pursuant to Rules 14.22 and 14.23 of the Listing Rules. The applicable percentage ratios for the Land Resumption Agreements in aggregate are more than 0.1% and less than 5%, the connected transactions contemplated under the Land Resumption Agreements is subject to the reporting and announcement requirements but is exempt from the independent shareholders’ approval requirement under the Listing Rules.

A.	BACKGROUND

Shenzhen Municipal Government and GRGC (the largest shareholder of the Company and a connected person) intended to jointly invest in the construction of a modern railway freight yard in Shenzhen Pinghu (the “Project”), which is a national key first-class railway logistics base engineering project, with a total planned land area of approximately 89.94 hectares. The Project involves three parcels of land of the Company under the jurisdiction of Nanwan Street and Pinghu Street, totaling 113,017.26 square meters (about 11.30 hectares)(i.e. the Land). The Shenzhen Longgang District Urban Renewal and Land Consolidation Bureau and the Shenzhen Municipal Planning and Natural Resources Bureau Longgang Administration proposed to first resume the Land according to the evaluation results and then allocate the Land to GRGC.

On 28 September 2022 (after trading hours), the Company had entered into the following agreements in relation to the resumption of the Land:

(1)

The Company and Nanwan Street entered into the First Land Resumption Agreement, pursuant to which the Shenzhen Longgang District Urban Renewal and Land Consolidation Bureau and the Shenzhen Municipal Planning and Natural Resources Bureau Longgang Administration will resume Land A according to the evaluation results and then allocate Land A to GRGC. Accordingly, Nanwan Street shall pay the Company a land compensation fee of RMB67,793,444;

(2)

The Company and Pinghu Street entered into the Second Land Resumption Agreement, pursuant to which the Shenzhen Longgang District Urban Renewal and Land Consolidation Bureau and the Shenzhen Municipal Planning and Natural Resources Bureau Longgang Administration will resume Land B according to the evaluation results and then allocate Land B to GRGC. Accordingly, Pinghu Street shall pay compensation of RMB29,157,170 to the Company; and

(3)

The Company and Pinghu Street entered into the Housing Relocation Compensation and Resettlement Agreement to compensate and pay relocation subsidies for the above-ground buildings (structures) and ground attachments on Land B. Accordingly, Pinghu Street shall pay compensation and relocation subsidies in total of RMB1,143,530 to the Company.

B.	THE LAND RESUMPTION AGREEMENTS

1.	The First Land Resumption Agreement

Date	:	28 September 2022

Parties	:	(a) Nanwan Street

(b) the Company

Asset to be resumed

Land A is subject to the First Land Resumption Agreement and is located at Xialilang Community, Nanwan Street, Longgang District, Shenzhen with the parcel number of GSTL001-2 and the Real Estate Certificate Number of Shenfang Dizi 6000050588. The First Land Resumption Agreement involves an assigned area of 71,663.26 square meters for the purpose of railway construction. The area has no structures or attachments thereon.

Compensation and payment terms

Nanwan Street shall reimburse the Company for the land resumption for a total amount of RMB67,793,444 in respect of Land A, which was determined after arm’s length negotiations between the Company and Nanwan Street with reference to the Real Estate Appraisal Report (CEA (2022) (Housing Appraisal) Zi No. 0031) jointly issued by Beijing CEA Assets Appraisal Co., Ltd and Real Estate Appraisal Co., Ltd.

As of the date of entering into of the First Land Resumption Agreement and upon the First Land Resumption Agreement becoming effective, Nanwan Street shall make full payment of the compensation to the Company within 10 working days.

2.	The Second Land Resumption Agreement

Date	:	28 September 2022

Parties	:	(a) Pinghu Street

(b) the Company

Assets to be resumed

Land B is the subject to the Second Land Resumption Agreement which comprise three parcels of land located at Pinghu Street, Longgang District, Shenzhen with the Real Estate Certificate Numbers of Shenfang Dizi 6000038419 (the “First Parcel”), Shenfang Dizi 6000050588 (the “Second Parcel”) and Shenfang Dizi 6000048827 (the “Third Parcel”), respectively. The Second Land Resumption Agreement involves the land use right of an area of 41,354 square meters in total, while the First Parcel and the Second Parcel are transferred with the respective area of 8,440 and 8,891 square meters for the purpose of railway construction, and the Third Parcel is assigned with an area of 24,023 square meters for the purpose of railway construction. The area has structures or attachments thereon, the compensation for which will be subject to separate agreements entered into by the parties.

Compensation and payment terms

Pinghu Street shall compensate the Company for the land resumption for a total amount of RMB29,157,170, which was determined after arm’s length negotiations between the Company and Pinghu Street with reference to the Real Estate Appraisal Report (CEA (2022) (Housing Appraisal) Zi No. 0034) jointly issued by Beijing CEA Assets Appraisal Co., Ltd and Real Estate Appraisal Co., Ltd.

Pinghu Street shall pay the Company on schedule by instalment.

Phase 1: Pinghu Street shall pay 80% of the total compensation amount in total of RMB 23,325,736 to the Company, within 60 calendar days from the date of entering into force of the Second Land Resumption Agreement.

Phase 2: Pinghu Street shall pay the remaining compensation in total of RMB 5,831,434 to the Company within 20 calendar days after the Company completes the cancellation of the Real Estate Certificate and other relevant procedures.

3. The Housing Relocation Compensation and Resettlement Agreement

Date	:	28 September 2022

Parties	:	(a) Pinghu Street

(b) the Company

Asset to be resumed

The asset for compensation and resettlement of house is located at Xinmu Road, Xinmu Community, Pinghu Street, Longgang District, Shenzhen with a construction area of 46.74 square meters for the use of simple housings, simple sheds, signboards, etc. with no certificates of title.

Compensation and payment terms

Pinghu Street shall reimburse the Company for the land resumption for a total amount of RMB 1,143,530, which was determined after arm’s length negotiations between the Company and Pinghu Street with reference to the Real Estate Appraisal Report (CEA (2022) (Housing Appraisal) Zi No. 0034-001) jointly issued by Beijing CEA Assets Appraisal Co., Ltd and Real Estate Appraisal Co., Ltd.

The Company shall complete the removal within the agreed removal period and transfer the reimbursed real estates and structures (ancillary) as set forth in the official appraisal report to Pinghu Street. Upon onsite check and acceptance, taking over and subsequent issuance of closing report by Pinghu Street, it shall make full payment of the compensation to the Company within 60 calendar days.

C.	REASONS FOR AND BENEFITS OF THE DISPOSAL

As an important milestone project of the national railway network in Southern China, the Project is one of the first 23 national logistic hubs that connects the Beijing-Kowloon Railway, the Pingnan Railway and the Pingyan Railway, and is also one of the 18 rail container centers under the nation-scale plan of China Railway Group Co., Ltd. The Board is of the view that completion of the Project will promote the optimization of the regional transportation structure, attract a shift of freight volume from road to railway transportation, and benefit a further expansion of the multi-transportation of road, railway and sea, as well as the domestic and cross-border container transportation. In the meantime, upon confirmation of the disposal of the Land, and transfer of structures and attachments thereon, the transactions will increase the non-operating pre-tax profits of the Company by approximately RMB 90 million.

The Directors (including the independent non-executive Directors) consider that the Land Resumption Agreements is on normal commercial terms and the terms and conditions of the Land Resumption Agreements are fair and reasonable and are in the interest of the Company and the Shareholders as a whole.

D.	FINANCIAL EFFECTS OF THE LAND RESUMPTION AND PROPOSED USE OF PROCEEDS

Entering into the Land Resumption Agreements will not affect the daily operation of the Group.

The Company expects to receive a total amount of compensation of RMB 98,094,144 under the Land Resumption Agreements. As at 31 December 2021 and 30 June 2022, the net book value of the Land involved in the Land Resumption Agreements was RMB3,655,500 and RMB3,582,500 respectively. It is expected that a gain of approximately RMB90 million before tax and expenses will be recorded. The Company intends to use such gains as the general working capital of the Company.

E.	INFORMATION ON GRGC, NANWAN STREET, PINGHU STREET AND THE COMPANY

(a)	GRGC

GRGC is principally engaged in the organization and management of railway passenger and cargo transportation, science and technology and other industrial development; undertaking international cargo transportation agency business of land transport import and export business; survey, design, construction and maintenance of construction projects inside and outside the railway; real estate development and operation, etc. GRGC is wholly-owned by China State Railway Group Co., Ltd, a solely state-owned enterprise established in accordance with the approval of the State Council and the Company Law.

(b)	Nanwan Street and Pinghu Street

Nanwan Street and Pinghu Street are the specific implementation units for the Shenzhen Longgang District Urban Renewal and Land Consolidation Bureau and the Shenzhen Municipal Planning and Natural Resources Bureau Longgang Administration, which are government agencies of Shenzhen Municipal Government.

(c)	The Company

The Company is mainly engaged in railway passenger and freight transport business, the Hong Kong Through Train passenger transport business in cooperation with MTR Corporation Limited and provision of railway management services for other railway companies in the PRC. The Company is also engaged in provision of integrated services in relation to railway facilities and technology, commercial trading and operation of other industrial businesses that are consistent with the Company’s objectives. As at the date of this announcement, GRGC, the largest Shareholder, holds an aggregate of 37.12% of the issued share capital of the Company.

F.	LISTING RULES IMPLICATION

As at the date of this announcement, GRGC owns an aggregate of 37.12% of the issued share capital of the Company and is the largest Shareholder of the Company. GRGC is a connected person of the Company under the Listing Rules. As the transactions contemplated under the Land Resumption Agreements are for the benefit of GRGC, the transactions constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

As the transactions contemplated under the Land Resumption Agreements are of a similar nature or otherwise related, the First Land Resumption Agreement, the Second Land Resumption Agreement and the Housing Relocation Compensation and Resettlement Agreement will be aggregated as a series of transactions pursuant to Rules 14.22 and 14.23 of the Listing Rules. The applicable percentage ratios for the Land Resumption Agreements in aggregate are more than 0.1% and less than 5%, the connected transactions contemplated under the Land Resumption Agreements is subject to the reporting and announcement requirements but is exempt from the independent shareholders’ approval requirement under the Listing Rules.

Mr. Wu Yong, Mr. Guo Jiming, Mr. Hu Dan and Mr. Zhang Zhe were considered to have material interests in the transactions contemplated under the Land Resumption Agreements by virtue of being employed by GRGC and had thus had abstained from voting on resolutions of the Board in respect of the foregoing transactions. Save as disclosed above, none of the Directors has any material interests in the transactions contemplated under the Land Resumption Agreements or is required to abstain from voting on resolutions of the Board in respect of the foregoing transactions.

DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

“Board”	the board of Directors

“Company”	Guangshen Railway Company Limited（廣深鐵路股份有限公司）, a joint stock limited company incorporated in the PRC, the H Shares of which are listed on HKSE, and the A Shares of which are listed on the Shanghai Stock Exchange

“connected person”	has the meaning ascribed to it under the Listing Rules

“Directors”	directors of the Company

“First Land Resumption Agreement”	the land resumption agreement entered between Nanwan Street and the Company for land resumption of Pinghu South Modern Railway Freight Yard (Nanwan Section)

“GRGC”	China Railway Guangzhou Group Co., Ltd.*（中國鐵路廣州局集團有限公司）, a company incorporated under the PRC laws, and the largest shareholder of the Company

“Group”	the Company and its existing subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Housing Relocation Compensation and Resettlement Agreement”	the housing relocation compensation and resettlement agreement entered between Pinghu Street and the Company for land resumption of Pinghu South Modern Railway Freight Yard

“Land”	Land A and Land B

“Land A”	the piece of land owned by the Company with a land area of 71,663.26 sq.m. and located at Xialilang Community, Nanwan Street, Longgang District, Shenzhen

“Land B”	three pieces of land owned by the Company with a total land area of 41,354 sq.m. and located at Pinghu Street, Longgang District, Shenzhen

“Land Resumption Agreements”	the First Land Resumption Agreement, the Second Land Resumption Agreement and the Housing Relocation Compensation and Resettlement Agreement

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Nanwan Street”	Nanwan Street Office of Longgang District, Shenzhen

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

“Pinghu Street”	Pinghu Street Office of Longgang District, Shenzhen

“RMB”	Renminbi, the lawful currency of the PRC

“Second Land Resumption Agreement”	the land resumption agreement entered between Pinghu Street and the Company for land resumption of Pinghu South Modern Railway Freight Yard

“Shareholder(s)”	shareholder(s) of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“%”	per cent

By Order of the Board Guangshen Railway Company Limited Tang Xiangdong Company Secretary

Shenzhen, the PRC

28 September 2022

As at the date of this announcement, the Board consists of:

Executive Directors	Non-executive Directors	Independent Non-executive Directors
Wu Yong	Guo Jiming	Frederick Ma Si-Hang
Hu Lingling	Hu Dan	Tang Xiaofan
Zhou Shangde	Zhang Zhe	Qiu Zilong

*	For identification purpose only